To the Fundsees of
The Monitor Funds
	and the
Securities and Exchange Commission:


We have examined management's assertion about The Monitor Funds'
(the Funds) compliance with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of May 31, 1997 and for the period from December 31, 1996 through May 31,
1997, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 1997 and for the period from December 31, 1996 (the date of our last examination) through May 31, 1997, with respect to securities transactions, without prior notice to management:

 1. Confirmation of all securities held as of May 31, 1997 by institutions in book entry form by the Federal Reserve Bank, Bank of New York, and Depository Trust Corporation;
 2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of May 31, 1997 via examination of underlying trade ticket or broker confirmation;
 3. Reconciliation of all such securities to the books and records of the Funds and The Huntington Trust Company, N.A.;
 4. Confirmation of all repurchase agreements as of May 31, 1997 with brokers/banks and agreement of underlying collateral with The
     Huntington Trust Company, N.A. records; and
 5. Agreement of selected security purchases, sales or maturities since the last report date from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds's compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 1997 and for the period from December 31, 1997 through May 31, 1997 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of The Monitor Funds and the Securities and Exchange Commission and should not be used for any other purpose.




Columbus, Ohio
August 25, 1997